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Wɑsɦïɴɢᴛᴏɴ, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

SEC 8-41231

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___08/01/07___ AND ENDING ___07/31/08___111
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Dallas Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2905 Maple Avenue
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Camille Hays__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __First Dallas Securities, Inc.__ , as of __July 31__ , 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

KATHRYN W GARVIN
NOTARY PUBLIC
State of Texas
Comm. Exp. 08-30-2009

Chief Operating Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST DALLAS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JULY 31, 2008

FIRST DALLAS SECURITIES, INC.

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

<u>Independent Auditor's Report</u>

Board of Directors
First Dallas Securities, Inc.

We have audited the accompanying statement of financial condition of First Dallas Securities, Inc. as of July 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Dallas Securities, Inc., as of July 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
September 12, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

FIRST DALLAS SECURITIES, INC.
Statement of Financial Condition
July 31, 2008

ASSETS

Cash and cash equivalents	$ 945,075
Receivable from brokers and dealers and clearing organizations	290,119
Securities owned at market value	252,090
Other assets	3,409
	$ 1,490,693

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other payables	$ 53,615
Due to parent	256,201
	309,816
Stockholder's Equity:	
Common stock, 1,000,000 shares authorized, with $.05 par value, 10,000 shares issue and outstanding	500
Additional paid-in capital	61,200
Retained earnings	1,119,177
Total stockholder's equity	1,180,877
	$ 1,490,693

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Income
For the Year Ended July 31, 2008

Revenues:	
Securities commission	$ 3,994,717
Sales of investment company shares	368,018
Other income related to securities business	818,322
Interest income	35,309
	5,216,366
Expenses:	
Registered representatives commissions	1,438,948
Commissions and clearance paid all other brokers	310,812
Losses in error account	91,839
Regulatory fees and expenses	68,659
Other expenses	3,111,105
	5,021,363
Net income before income taxes	195,003
Provision for state income taxes	29,815
Provision for federal income taxes	56,165
Net income	$ 109,023

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended July 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, July 31, 2007	$ 500	$ 61,200	$ 1,010,154	$ 1,071,854
Net income			109,023	109,023
Balance, July 31, 2008	$ 500	$ 61,200	$ 1,119,177	$ 1,180,877

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended July 31, 2008

Balance, July 31, 2007	$	--
Increases		--
Decreases		--
Balance, July 31, 2008	$	--

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended July 31, 2008

Cash flows from operating activities

Net income	$ 109,023
Adjustments to reconcile net income to net	
cash provided (used) by operating activities:	
Realized or unrealized gains	(2,063)
Changes in assets and liabilities:	
Increase in receivable from brokers and dealers	
and clearing organizations	(121,881)
Increase in other assets	(45)
Increase in accrued expenses and other payables	28,261
Increase in amount due to Parent	140,638
Decrease in income tax payable	(1,025)
Net cash provided by operating activities	152,908

Cash flows from investing activities

Decrease in securities owned at market value	398,473
Net cash provided by investing activities	398,473

Cash flows from financing activities

Net cash provided by financing activities	--

Net increase in cash and cash equivalents	551,381
Beginning cash and cash equivalents	393,694
Ending cash and cash equivalents	$ 945,075

Supplemental Disclosures

Cash paid for:	
Income taxes	$ 57,190

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

First Dallas Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is registered with the SEC as a registered investment advisor. The Company is a Texas Corporation that is a wholly-owned subsidiary of First Dallas Holdings, Inc. (the "Parent"). Substantially all of the Company's business is conducted with customers located in the southwestern United States.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities readily marketable are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Money market funds are considered cash equivalents for the purposes of the statement of cash flow.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

FIRST DALLAS SECURITIES, INC.
Notes to Financial Statements
July 31, 2008

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2008, the Company had net capital of approximately $1,162,435 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .27 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Income Taxes

The Company files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. In May 2006, the State of Texas adopted House Bill 3 ("HB3"), which modified the state's franchise tax structure, replacing the previous tax based on capital or earned surplus with a margin tax (the Texas Margin Tax), which is applicable to corporations, effective with franchise tax reports filed on or after January 1, 2008. Although HB3 states that the Texas Margin Tax is not an income tax, the Company believes that SFAS No. 109, applies to the Texas Margin Tax and is reflected as a state income tax.

Note 5 -   Related Party Transactions

Parent, per a services agreement, provides all of the general administrative expenses for the Company. The Company paid or accrued to Parent $1,072,290 in administrative fees, $1,120,000 in management fees, $56,165 in federal income taxes, $29,815 in Texas Franchise tax, and reimbursed $904,397 in operating expenses during the year ended July 31, 2008. The Company also paid Parent $1,438,948 which Parent, as a common paymaster, paid to licensed salesmen of the Company. At July 31, 2008, the Company owed the Parent $256,201 of which $4,640 relates to Federal income taxes.

FIRST DALLAS SECURITIES, INC.
Notes to Financial Statements
July 31, 2008

Note 5 -   Related Party Transactions, continued

The Company acted as the distributor for Hodges Fund ("Fund") until July 1, 2006 which is a series of Professionally Managed Portfolios managed by Hodges Capital Management, Inc. owned by Parent. The Fund paid to the Company a fee at an annual rate of up to .25% of the average daily net assets of the Fund as reimbursement for, or in anticipation of, expenses incurred for distribution-related activity. These fees were $564,656 for the year ended July 31, 2008.

Note 6 -   Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At July 31, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 -   Concentration of Credit Risk

The Company maintains deposits in excess of federally insured limits at various times during the year ended July 31, 2008. The risk is managed by maintaining all deposits in high quality institutions.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

July 31, 2008

Schedule I

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2008

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 1,180,877
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	1,180,877
Deductions and/or charges	
Non-allowable assets	
Other assets	(3,409)
Net capital before haircuts on securities positions	1,177,468
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Other securities	(15,033)
Net capital	$ 1,162,435

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses and other payables	$ 53,615
Due to Parent	256,201
Total aggregate indebtedness	$ 309,816

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 20,655
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 912,435
Excess net capital at 1000%	$ 1,131,453
Ratio: Aggregate indebtedness to net capital	.27 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

<u>FIRST DALLAS SECURITIES, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of July 31, 2008</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended July 31, 2008



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
First Dallas Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of First Dallas Securities, Inc. (the Company as of and for the year ended July 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

END

Dallas, Texas
September 12, 2008